                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 8)*

                               MOLEX INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    608554101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          KREHBIEL LIMITED PARTNERSHIP
                              2222 WELLINGTON COURT
                              LISLE, ILLINOIS 60532
                           ATTN: FREDERICK A. KREHBIEL
                                 (630) 527-4335
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 19, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

-------------------------------------------------------------------------------------------------------------------------------
     1    NAMES OF REPORTING PERSONS                                                               Krehbiel Limited Partnership
-------------------------------------------------------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                              (a) [ ]
                                                                                                                        (b) [x]
-------------------------------------------------------------------------------------------------------------------------------
     3    SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------------
     4    SOURCE OF FUNDS (See Instructions)                                                                                OO
-------------------------------------------------------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [ ]
-------------------------------------------------------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION                                                                         Illinois
-------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF    7      SOLE VOTING POWER                                                                              19,407,343
   SHARES      ----------------------------------------------------------------------------------------------------------------
BENEFICIALLY   8      SHARED VOTING POWER                                                                                     0
  OWNED BY     ----------------------------------------------------------------------------------------------------------------
    EACH       9      SOLE DISPOSITIVE POWER                                                                         19,407,343
  REPORTING    ----------------------------------------------------------------------------------------------------------------
   PERSON      10     SHARED DISPOSITIVE POWER                                                                                0
    WITH
-------------------------------------------------------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                               19,407,343
-------------------------------------------------------------------------------------------------------------------------------
     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                 [x]
-------------------------------------------------------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                               20.3%
-------------------------------------------------------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON                                                                                           PN
-------------------------------------------------------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 4)*

                               MOLEX INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    608554101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              FREDERICK A. KREHBIEL
                              2222 WELLINGTON COURT
                              LISLE, ILLINOIS 60532
                                 (630) 527-4335
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 19, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

-------------------------------------------------------------------------------------------------------------------------------
     1    NAMES OF REPORTING PERSONS                                                                      Frederick A. Krehbiel
-------------------------------------------------------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                              (a) [ ]
                                                                                                                        (b) [x]
-------------------------------------------------------------------------------------------------------------------------------
     3    SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------------
     4    SOURCE OF FUNDS (See Instructions)                                                                                OO
-------------------------------------------------------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [ ]
-------------------------------------------------------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION                                                                              USA
-------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF    7      SOLE VOTING POWER                                                                             3,626,418.5
   SHARES      ----------------------------------------------------------------------------------------------------------------
BENEFICIALLY   8      SHARED VOTING POWER                                                                            19,411,088
  OWNED BY     ----------------------------------------------------------------------------------------------------------------
    EACH       9      SOLE DISPOSITIVE POWER                                                                        3,626,418.5
  REPORTING    ----------------------------------------------------------------------------------------------------------------
   PERSON      10     SHARED DISPOSITIVE POWER                                                                       19,411,088
    WITH
-------------------------------------------------------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             23,037,506.5
-------------------------------------------------------------------------------------------------------------------------------
     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                 [x]
-------------------------------------------------------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                               24.1%
-------------------------------------------------------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON                                                                                           IN
-------------------------------------------------------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 4)*

                               MOLEX INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    608554101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              JOHN H. KREHBIEL, JR.
                              2222 WELLINGTON COURT
                              LISLE, ILLINOIS 60532
                                 (630) 527-4201
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 19, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

-------------------------------------------------------------------------------------------------------------------------------
     1    NAMES OF REPORTING PERSONS                                                                      John H. Krehbiel, Jr.
-------------------------------------------------------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                              (a) [ ]
                                                                                                                        (b) [x]
-------------------------------------------------------------------------------------------------------------------------------
     3    SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------------
     4    SOURCE OF FUNDS (See Instructions)                                                                                 OO
-------------------------------------------------------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [ ]
-------------------------------------------------------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION                                                                              USA
-------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF    7      SOLE VOTING POWER                                                                            10,473,185.5
   SHARES      ----------------------------------------------------------------------------------------------------------------
BENEFICIALLY   8      SHARED VOTING POWER                                                                            19,414,295
  OWNED BY     ----------------------------------------------------------------------------------------------------------------
    EACH       9      SOLE DISPOSITIVE POWER                                                                       10,473,185.5
  REPORTING    ----------------------------------------------------------------------------------------------------------------
   PERSON      10     SHARED DISPOSITIVE POWER                                                                       19,414,295
    WITH
-------------------------------------------------------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             29,887,480.5
-------------------------------------------------------------------------------------------------------------------------------
     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                 [x]
-------------------------------------------------------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                               31.3%
-------------------------------------------------------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON                                                                                           IN
-------------------------------------------------------------------------------------------------------------------------------

      NOTE: This Schedule 13D/A8 (a) amends the Schedule 13D filed by the Krehbiel Limited Partnership (the "Partnership") with the Securities and Exchange Commission ("SEC") on June 21, 1993 (the "Original Schedule 13D"), as amended by a Schedule 13D/A1 filed by the Partnership with the SEC on November 22, 1993, by a Schedule 13D/A2 filed by the Partnership with the SEC on November 24, 1993, by a Schedule 13D/A3 filed by the Partnership with the SEC on December 17, 1993, by a Schedule 13D/A4 filed by the Partnership with the SEC on November 9, 2005, by a Schedule 13D/A5 filed by the Partnership with the SEC on November 21, 2006, by a Schedule 13D/A6 filed with the SEC on March 16, 2007 and by a
Schedule 13D/A7 filed with the SEC on November 19, 2008, and (b) amends the
Schedule 13D filed by each of Frederick A. Krehbiel and John H. Krehbiel, Jr. on November 9, 2005, as amended by a Schedule 13D/A1 filed on November 21, 2006, by a Schedule 13D/A2 filed on March 16, 2007, and by a Schedule 13D/A3 filed on November 19, 2008. Except as otherwise indicated, this filing amends and restates in full each of the items listed below. Defined terms not defined herein have the meanings ascribed to them in the filing made on November 9, 2005.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is filed by the Krehbiel Limited Partnership, an Illinois limited partnership (the "Partnership"), whose principal business and office is located at 2222 Wellington Court, Lisle, Illinois 60532-1682, and by Frederick
A. Krehbiel and John H. Krehbiel, Jr., each of whose business addresses is the same as that of the Partnership. The Partnership, Frederick A. Krehbiel and John
H. Krehbiel, Jr. are sometimes referred to herein collectively as the "Reporting Persons".

      The principal business of the Partnership is holding Common Stock contributed to it by John H. Krehbiel, Sr. as Trustee of the John H. Krehbiel Trust dated May 14, 1981, as amended and restated (the "Trust"), Frederick A. Krehbiel and John H. Krehbiel, Jr. as a consolidated block and engaging in such activities as are reasonably incidental to holding such Common Stock. John H. Krehbiel, Sr. died on November 12, 1993. Upon his death, Frederick A. Krehbiel and John H. Krehbiel, Jr. became successor trustees ("Trustees") of the Trust pursuant to the terms of the Trust, and the Trust was subsequently dissolved with its interests in the Partnership being distributed to each of Frederick A. Krehbiel and John H. Krehbiel, Jr. The general and limited partners of the Partnership (Frederick A. Krehbiel and John H. Krehbiel, Jr.) are referred to herein as the "Partners."

      Each Partner is both a general partner and a limited partner of the Partnership. Frederick A. Krehbiel and John H. Krehbiel, Jr. are citizens of the United States of America. The principal occupation of each of the Partners that is an individual is service as to the Company in the following respective capacities: Frederick A. Krehbiel (Co-Chairman), and John H. Krehbiel, Jr. (Co-Chairman). The principal business of the Company involves designing, manufacturing and distributing electrical and electronic devices. The principal business address of the Company is 2222 Wellington Court, Lisle, Illinois 60532-1682.

      During the last five years, neither the Partnership nor any of the Partners has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Partnership nor any of the Partners has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 is hereby amended to add the following: The information set forth in Item 4 is hereby incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION

      The Shares were contributed to the Partnership by the Partners in order to consolidate the Partners' voting power and control with respect to the Shares in one entity. The information set forth in Item 3 and Item 6 is hereby incorporated by reference into this Item 4.

      The Partnership or any of the Partners, including Frederick A. Krehbiel and John H. Krehbiel, Jr. may purchase additional shares of Common Stock or Class A Common Stock, from time to time, either in brokerage transactions in the over-the-counter market, in privately-negotiated transactions or upon exercise of stock options. Frederick A. Krehbiel and John H. Krehbiel, Jr. hold stock options to acquire additional shares of Class A Common Stock. Each of Frederick
A. Krehbiel and John H. Krehbiel, Jr. may, from time to time, exercise such options or be granted additional stock options, restricted stock and/or other equity awards. Any decision to increase their holdings of Common Stock or Class A Common Stock will depend on various factors, including, but not limited to, the price of the shares of Common Stock or Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions.

      The Partnership or any of the Partners, including Frederick A. Krehbiel and John H. Krehbiel, Jr. also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of their Common Stock or Class A Common Stock depending on similar considerations, as well as liquidity and diversification objectives. In addition, Frederick A. Krehbiel and John H. Krehbiel, Jr. expect to make gifts (including gifts to charities) of Common Stock or Class A Common Stock from time to time. In addition, each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Securities and Exchange Commission Rule 10b5-1 under the Securities Exchange Act of 1934.

      On October 30, 2008, the Partnership distributed 2.0 million shares of Common Stock (the "Distributed Shares") to Frederick A. Krehbiel, which resulted in a proportionate reduction of Mr. Krehbiel's limited partnership interest in the Partnership. On November 5, 2008, in accordance with the Company's existing stock repurchase plan, the Company purchased the Distributed Shares from Frederick A. Krehbiel for $13.33 per share pursuant to Rule 16b-3(e) of the Securities Exchange Act of 1934, as amended.

      As part of their respective financial and estate planning strategies, each of John H. Krehbiel, Jr. and Frederick A. Krehbiel have established certain grantor retained annuity trusts (GRATs).

      John H. Krehbiel, Jr. is the grantor, sole trustee, and sole current beneficiary of the John H. Krehbiel, Jr. 2007 GRAT created on July 18, 2007. In connection with the establishment of such 2007 GRAT, John H. Krehbiel, Jr. contributed 9,691,112 shares of Common Stock held directly, 3,844,521 shares of Molex Class A common stock held directly, and limited partnership interests (representing approximately a 55.97% limited partnership interest) in the Partnership. Pursuant to the terms of the 2007 GRAT, John H. Krehbiel, Jr. is entitled to receive scheduled annuity payments from such GRAT until the expiration of its two-year term in an amount in the aggregate equal to the initial fair market value of the assets contributed to the GRAT plus a specified return. As of February 20, 2009, such 2007 GRAT held, among other things, 7,325,939 shares of Common Stock directly. John H. Krehbiel, Jr. is also the grantor, sole trustee, and sole current beneficiary of the John H. Krehbiel, Jr. 2008 GRAT created on July 17, 2008. In connection with the establishment of the 2008 GRAT, John H. Krehbiel, Jr. contributed, 2,365,173 shares of Common Stock held directly, 3,844,521 shares of Molex Class A common stock held directly, and limited partnership interests in the Partnership. Pursuant to the terms of the 2008 GRAT, John H. Krehbiel, Jr. is entitled to receive scheduled annuity payments from such GRAT until the expiration of its two-year term in an amount in the aggregate equal to the initial fair market value of the assets contributed to the GRAT plus a specified return. If John H. Krehbiel, Jr. is living at the expiration of the term of any such GRAT, any remaining assets in such GRAT will be distributed to his then living descendants, per stirpes, to be held in separate trusts for their benefit. If John H. Krehbiel, Jr. dies prior to the termination of any such GRAT, any remaining assets held by the applicable GRAT will be distributed to his wife, or if she is not living, to his then living descendants, per stirpes, to be held in separate trusts for their benefit.

      Frederick A. Krehbiel is the grantor, sole trustee, and sole current beneficiary of the Frederick A. Krehbiel 2007 GRAT created on July 18, 2007. In connection with the establishment of such 2007 GRAT, Frederick A. Krehbiel contributed limited partnership interests (representing approximately a 28.03% limited partnership interest) in the Partnership. Pursuant to the terms of such 2007 GRAT, Frederick A. Krehbiel is entitled to receive scheduled annuity payments from such GRAT until the expiration of its two-year term in an amount in the aggregate equal to the initial fair market value of the assets contributed to the GRAT plus a specified return. As of February 20, 2009, such 2007 GRAT held approximately a 10.67% limited partner interest in the Partnership. Frederick A. Krehbiel is also the grantor, sole trustee, and sole current beneficiary of the Frederick A. Krehbiel 2008 GRAT, which was created on July 17, 2008. In connection with the establishment of such 2008 GRAT, Frederick
A. Krehbiel contributed limited partnership interests (representing approximately a 9.18% limited partnership interest) in the Partnership. Pursuant to the terms of such 2008 GRAT, Frederick A. Krehbiel is entitled to receive scheduled annuity payments from such GRAT until the expiration of its two-year term in an amount in the aggregate equal to the initial fair market value of the assets contributed to the GRAT plus a specified return. If Frederick A. Krehbiel is living at the expiration of the term of any such GRAT, any remaining assets in such GRAT will be held in a trust for the benefit of his wife and descendants. If Frederick A. Krehbiel dies prior to the termination of any such GRAT, any remaining assets held by the applicable GRAT will be distributed to his wife, or if she is not living, to his then living descendants, per stirpes, to be held in separate trusts for their benefit.

      The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock and Class B Common Stock. In addition, Frederick A. Krehbiel and John H. Krehbiel, Jr. are Co-Chairmen of the Board of the Issuer and, as a result, in the ordinary course or otherwise, may in such capacity take actions to influence the management, business and affairs of the Issuer.

      Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) and (b) Partnership. The Partnership beneficially owns, with sole voting and dispositive power, 19,407,343 shares of Common Stock, or 20.3% of the 95,551,858 shares of Common Stock outstanding as of January 27, 2009. Voting and disposition of the Common Stock held by the Partnership requires in each case the unanimous consent of the Partners.

      Frederick A. Krehbiel. Frederick A. Krehbiel beneficially owns 23,037,506.5 shares of Common Stock, or 24.1% of the shares of Common Stock outstanding as of January 27, 2009. Of such shares, Mr. Krehbiel has sole voting and dispositive power with respect to (i) 1,180 shares of Common Stock owned directly, (ii) 3,578,186 shares of Common Stock owned as trustee of trusts for the benefit of family members, (iii) 41,949.5 shares of Class B Common Stock owned directly (as noted in Item 1 above, each share of Class B Common Stock represents a right to acquire one share of Common Stock) and (iv) 5,103 shares of Class B Common Stock owned as trustee of trusts for the benefit of family members. Mr. Krehbiel disclaims beneficial ownership and/or personal beneficial interest in all the shares owned as trustee for family members. Mr. Krehbiel has shared voting and dispositive power (i) as a general partner of the Partnership with respect to shares held by the Partnership, and (ii) 3,745 shares of Common Stock owned by his spouse.

      John H. Krehbiel, Jr. John H. Krehbiel, Jr. beneficially owns 29,887,480.5 shares of Common Stock, or 31.3% of the shares of Common Stock outstanding as of January 27, 2009. Of such shares, Mr. Krehbiel has sole voting and dispositive power with respect to (i) 518,849 shares of Common Stock owned directly, (ii) 7,325,939 shares of Common Stock held by the John H. Krehbiel, Jr. 2007 GRAT,
(iii) 2,365,173 shares of Common Stock held by the John H. Krehbiel, Jr. 2008 GRAT, (iv) 221,275 shares of Common Stock owned as trustee of trusts for the benefit of family members, and (v) 41,949.5 shares of Class B Common Stock (as noted in Item 1 above, each share of Class B Common Stock represents a right to acquire one share of Common Stock). Mr. Krehbiel disclaims beneficial ownership and/or personal beneficial interest in the shares owned as trustee for family members. Mr. Krehbiel has shared voting and dispositive power (i) as a general partner of the Partnership with respect to shares held by the Partnership, and
(ii) 6,952 shares of Common Stock owned by his spouse.

      The information set forth in Item 4 and Item 6 is hereby incorporated by reference into this Item 5.

      (c) Other than transactions described herein and a bona fide gift of 1,798 shares of Common Stock by John H. Krehbiel, Jr. on December 29, 2008, during the last 60 days or since the most recent filing on Schedule 13D (whichever is less), none of the Partnership, Frederick A. Krehbiel or John H. Krehbiel, Jr. had any transactions in Common Stock.

      (d) No person other than the Partnership or any of the Partners has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock beneficially owned by the Partnership. No person other than Frederick A. Krehbiel or John H. Krehbiel, Jr. has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of Common Stock beneficially owned by them, respectively, except in the case of Common Stock for which their ownership is identified in
Item 5(a), (b), as Indirect or Owned by Spouse.

      (e) Not applicable.

      The filing of this Schedule 13D shall not be construed as an admission that any of the Partnership, Frederick A. Krehbiel or John H. Krehbiel, Jr. is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such persons. If, however, such persons are considered to constitute a "group" for purposes of section 13(d)(3) of the Exchange Act, each of them would be considered to be the beneficial owner of an aggregate of 33,517,644 shares of Common Stock (including shares of Class B Common Stock), or approximately 35% of the Common Stock outstanding as of January 27, 2009.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to the terms of the Partnership Agreement, Partnership actions with respect to the Shares, including the exercise of voting rights and any action to sell, option, exchange or otherwise dispose of the Shares, require the unanimous approval of the Partners.

      Frederick A. Krehbiel and John H. Krehbiel, Jr., who are Co-Chairmen of the Board of the Company, consult with each other and exchange information concerning the Company.

      As described in Item 4, on November 5, 2008, the Company purchased the Distributed Shares from Frederick A. Krehbiel for $13.33 per share in cash. The information regarding GRATs set forth in Item 4 is hereby incorporated by reference into this Item 6.

      On February 19, 2009, Frederick A. Krehbiel entered into a revolving line of credit with The Northern Trust Company (the "Lender"), providing for the borrowing by Mr. Krehbiel of up to $20 million in accordance with the terms thereof (the "Loan"). Indebtedness under the Loan is scheduled to mature on February 19, 2010 (subject to extension as provided in the Loan documentation) and is secured by a pledge by the Partnership of 3,184,184 shares of Common Stock (the "Molex Shares"). In connection with such transaction, the previously disclosed line of credit of Frederick A. Krehbiel from JPMorgan Chase Bank, N.A., to which he had pledged certain securities, is being terminated. In connection with the Loan, Mr. Krehbiel agreed to take all steps, including making a prepayment on the Loan, pledging additional collateral or otherwise, to ensure that the market value of the Collateral (as defined in the Loan documentation), as determined by Lender, at all times equals or exceeds certain minimum liquidity balance thresholds. In the event that the market value of the Molex Shares falls below certain specified levels, Mr. Krehbiel has also agreed to prepay the Loan or enter into an arrangement reasonably acceptable to Lender providing for the sale of the pledged Molex Shares, the posting of additional collateral and/or other actions mutually acceptable to Lender and Mr. Krehbiel.

      Other than (a) as described under this Item 6, (b) the line of credit of up to $10 million of John H. Krehbiel, Jr. with Harris Bank, N.A. to which he has pledged an aggregate of 649,752 shares of Class A Common Stock, (c) the information regarding Rule 10b5-1 sales plans described in Item 4 incorporated herein by reference, and (d) and in the exhibits hereto including the Limited Partnership Agreement and the agreement of the Partnership, Frederick A. Krehbiel and John H. Krehbiel, Jr. to jointly file this Schedule 13D, the filing persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      1. Limited Partnership Agreement dated June 11, 1993 among John H. Krehbiel, as Trustee of the John H. Krehbiel Trust dated May 14, 1981, as amended and restated, Frederick A. Krehbiel and John H. Krehbiel, Jr. (excerpts relating to voting and disposition of Shares) (incorporated by reference to Exhibit 1 to Original Schedule
            13D).

      2. Joint Filing Agreement dated as of November 9, 2005 by and among the Partnership, Frederick A. Krehbiel and John H. Krehbiel, Jr. (incorporated by reference to the Schedule 13D/A4 of the Partnership and the initial filings on Schedule 13D by Frederick A. Krehbiel and John H. Krehbiel, Jr.).

                                   SIGNATURES

      After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

February 26, 2009

                                  KREHBIEL LIMITED PARTNERSHIP

                                  By:  /s/ Frederick A. Krehbiel
                                       -----------------------------------------
                                       Frederick A. Krehbiel, as General Partner

                                  /s/ Frederick A. Krehbiel
                                  ----------------------------------------------
                                      Frederick A. Krehbiel

                                  /s/ John H. Krehbiel, Jr.
                                  ----------------------------------------------
                                      John H. Krehbiel, Jr.